EXHIBIT 99.9

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

The Board of Directors
Paramount Energy Operating Corp., as Administrator
Paramount Energy Trust

     We consent to the use of our report dated February 26, 2004 relating to the consolidated balance sheets of Paramount Energy Trust as at December 31, 2003 and 2002, and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended and our report dated February 26, 2004 on the related supplemental note entitled “Reconciliation of Financial Statements to Accounting Principles Generally Accepted in the United States”, included in this annual report on Form 40-F.

(Signed) KPMG LLP

Calgary, Canada
May 19, 2004